UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

Oplink Communications, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

68375Q403
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

J. DANIEL PLANTS
VOCE CAPITAL MANAGEMENT LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111
(415) 489-2600

with a copy to:

STEVE WOLOSKY, ESQ. OLSHAN FROME WOLOSKY LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300	MARC WEINGARTEN, ESQ. SCHULTE ROTH & ZABEL LLP 919 Third Avenue New York, New York 10022 (212) 756-2280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 409,628
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 409,628
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 453,840
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 453,840
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 409,628
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 409,628
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 409,628
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 409,628
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 453,840
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 453,840
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Voce Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 291,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 291,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS Voce Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 291,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 291,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSONS J. Daniel Plants
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 291,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 291,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68375Q403

       The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

       This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Oplink Communications, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 46335 Landing Parkway, Fremont, California 94538.

Item 2.	Identity and Background.

       (a)           This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(iv)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vi)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I and Engaged Capital Master II;

(vii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital;

(viii)	Glenn W. Welling, as the managing member and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings;

(ix)	Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”), with respect to the Shares beneficially owned by it;

(x)	Voce Capital LLC, a Delaware limited liability company (“Voce Capital”), as the sole managing member of Voce Capital Management; and

(xi)	J. Daniel Plants, as the sole managing member of Voce Capital.

       Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 68375Q403

       (b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The address of the principal office of each of Voce Capital Management, Voce Capital and Mr. Plants is 600 Montgomery Street, Suite 210, San Francisco, California 94111.

       (c)           The principal business of each of Engaged Capital Master I and Engaged Capital Master II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Engaged Capital II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore and Engaged Capital II. Engaged Capital is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder, Managing Member and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore. The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. Mr. Plants is the sole managing member of Voce Capital.

       (d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)           Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore are organized under the laws of the Cayman Islands.  Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Voce Capital are organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California.  Messrs. Welling and Plants are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

       The Shares purchased by each of Engaged Capital Master I and Engaged Capital Master II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 409,628 Shares beneficially owned by Engaged Capital Master I is approximately $6,865,120, excluding brokerage commissions.  The aggregate purchase price of the 453,840 Shares beneficially owned by Engaged Capital Master II is approximately $7,667,309, excluding brokerage commissions.

       The Shares beneficially owned by Voce Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 291,850 Shares beneficially owned by Voce Capital Management is approximately $4,940,746, excluding brokerage commissions.

CUSIP NO. 68375Q403

Item 4.            Purpose of Transaction.

       The Reporting Persons acquired the Shares because, in their opinion, such Shares are undervalued and represent an attractive investment opportunity.  The Reporting Persons have had discussions with the Issuer’s management  regarding: (a) strategic alternatives for the Issuer’s Oplink Connected business, including a separation or a sale, (b) halting the earnings dilution from the Oplink Connected business (the Reporting Persons estimate spending on Oplink Connected will reduce the Issuer’s non-GAAP earnings per share by approximately $0.40 in Fiscal 2014), (c) improving the Issuer’s capital allocation discipline given the $161 million of cash and equivalents on the balance sheet (representing approximately 52% of the Issuer’s current market capitalization as of July 11, 2014); and (d) enhancing the Issuer’s corporate governance.  The Reporting Persons expect to have additional discussions with the Issuer’s management and board of directors (the “Board”), shareholders, and other interested parties relating to such matters.

       No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

       (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 18,504,373 Shares outstanding as of April 27, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2014.

       As of the close of business on July 11, 2014, Engaged Capital Master I beneficially owned 409,628 Shares, constituting approximately 2.2% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 409,628 Shares owned by Engaged Capital Master I, constituting approximately 2.2% of the Shares outstanding.

       As of the close of business on July 11, 2014, Engaged Capital Master II beneficially owned 453,840 Shares, constituting approximately 2.5% of the Shares outstanding.  Engaged Capital II, as a feeder fund of Engaged Capital Master II, may be deemed to beneficially own the 453,840 Shares owned by Engaged Capital Master II, constituting approximately 2.5% of the Shares outstanding.

       Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 863,468 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 4.7% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 863,468 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 4.7% of the Shares outstanding.  Mr. Welling, as the managing member and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 863,468 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 4.7% of the Shares outstanding.

        As of the close of business on July 11, 2014, Voce Capital Management beneficially owned 291,850 Shares, constituting approximately 1.6% of the Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 291,850 Shares beneficially owned by Voce Capital Management, constituting approximately 1.6% of the Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 291,850 Shares beneficially owned by Voce Capital Management, constituting approximately 1.6% of the Shares outstanding.

CUSIP NO. 68375Q403

       As of the close of business on July 11, 2014, the Reporting Persons collectively beneficially owned an aggregate of 1,155,318 Shares, constituting approximately 6.2% of the Shares outstanding.

       Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

       (b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

       By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

       By virtue of their respective positions with Voce Capital Management, each of Voce Capital and Mr. Plants may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Voce Capital Management.

       (c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

       (d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

       (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On July 11, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed, among other things, to (i) engage in discussions with the Issuer regarding operating results, cost and capital allocation, opportunities to enhance stockholder value and corporate governance and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

       Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital, LLC, Engaged Capital Holdings, LLC, Glenn W. Welling, Voce Capital Management LLC, Voce Capital LLC and J. Daniel Plants, dated July 11, 2014.

CUSIP NO. 68375Q403

SIGNATURES

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           July 14, 2014

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 68375Q403

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

Voce Capital Management LLC

By:	Voce Capital LLC Managing Member

By:	/s/ J. Daniel Plants
	Name:	J. Daniel Plants
	Title:	Managing Member

Voce Capital LLC

By:	/s/ J. Daniel Plants
	Name:	J. Daniel Plants
	Title:	Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

CUSIP NO. 68375Q403

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 68375Q403

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

Purchase of Common Stock	2,447	15.7782	05/16/2014
Purchase of Common Stock	5,120	16.0753	05/19/2014
Purchase of Common Stock	10,200	16.0108	05/20/2014
Purchase of Common Stock	10,181	16.0325	05/21/2014
Purchase of Common Stock	12,502	16.0471	05/22/2014
Purchase of Common Stock	4,240	16.2045	05/23/2014
Purchase of Common Stock	9,882	16.6694	05/27/2014
Purchase of Common Stock	4,356	16.7634	05/28/2014
Purchase of Common Stock	12,500	16.8505	05/29/2014
Purchase of Common Stock	13,500	16.9310	05/30/2014
Purchase of Common Stock	7,192	16.8762	06/02/2014
Purchase of Common Stock	1,718	16.9740	06/03/2014
Sale of Common Stock	(55,100)	16.9700	06/30/2014

ENGAGED CAPITAL MASTER FEEDER II, LP

Purchase of Common Stock	750	15.7782	05/16/2014
Purchase of Common Stock	4,700	16.0753	05/19/2014
Purchase of Common Stock	9,500	16.0108	05/20/2014
Purchase of Common Stock	7,500	16.0325	05/21/2014
Purchase of Common Stock	10,420	16.0471	05/22/2014
Purchase of Common Stock	4,269	16.2045	05/23/2014
Purchase of Common Stock	9,050	16.6694	05/27/2014
Purchase of Common Stock	4,450	16.7634	05/28/2014
Purchase of Common Stock	10,000	16.8505	05/29/2014
Purchase of Common Stock	11,500	16.9310	05/30/2014
Purchase of Common Stock	12,550	16.8762	06/02/2014
Purchase of Common Stock	1,473	16.9740	06/03/2014
Purchase of Common Stock	55,100	16.9700	06/30/2014

VOCE CAPITAL MANAGEMENT LLC

Purchase of Common Stock	28,129	16.9035	06/03/2014
Purchase of Common Stock	26,741	16.3771	06/04/2014
Purchase of Common Stock	3,800	16.3620	06/05/2014
Purchase of Common Stock	200	16.5000	06/16/2014
Purchase of Common Stock	350	16.5000	06/24/2014
Purchase of Common Stock	30,000	17.3862	07/01/2014
Purchase of Common Stock	30,000	17.6000	07/02/2014
Purchase of Common Stock	30,000	17.8006	07/03/2014
Purchase of Common Stock	30,000	17.6505	07/07/2014
Purchase of Common Stock	18,152	17.0178	07/08/2014
Purchase of Common Stock	12,000	17.0648	07/09/2014
Purchase of Common Stock	2,500	16.7867	07/10/2014